# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FINANCE OF AMERICA COMPANIES INC., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400,, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 827,409; shared voting power 0; sole dispositive power 827,409; shared dispositive power 0; aggregate amount beneficially owned 827,409 (9.49% of the class)
  Comment: The reported securities represent 827,409 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock (as defined below). The percentage of class is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025, as increased by 827,409 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock.

## Item 1. Issuer
Name of issuer: FINANCE OF AMERICA COMPANIES INC.
Address of issuer's principal executive offices: 5830 Granite Parkway, Suite 400, Plano, Texas, 75024.

## Item 2. Person Filing
Name of person filing: This statement is filed by the Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
399 Park Avenue
New York, New York 10022
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on the cover page.

The reported securities represent 827,409 shares of Common Stock issuable upon conversion of 50,000 shares of the Issuer's Series A Convertible Perpetual Preferred Stock Series A Preferred Stock (which, as of December 31, 2025, would be convertible into 1,428,571 shares of Common Stock in the absence of a conversion blocker that limits the holder's beneficial ownership to 9.4%).

The filing of this statement shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (02/12/2026)